Exhibit 99.1

Kaixin Auto Holdings Appoints New Chief Financial Officer

BEIJING – August 26, 2019 – Kaixin Auto Holdings (Nasdaq: KXIN) (“Kaixin” or the “Company”) announced today that it has appointed Ms. Yi “Lucy” Yang as its Chief Financial Officer, effective immediately. Ms. Yang will succeed Mr. Thomas Ren, who will continue to serve as chief financial officer of Renren Inc. (NYSE: RENN) (“Renren”).

Mr. Ji Chen, Chief Executive Officer of Kaixin, said, "On behalf of Kaixin’s Board of Directors and management team, I would like to thank Thomas for his numerous contributions and tireless work at Kaixin. I would also like to take this opportunity to warmly welcome Ms. Yi “Lucy” Yang to the Company. Lucy brings to Kaixin nearly two decades of leadership experience in corporate finance, capital markets, mergers and acquisitions and risk management. I look forward to working together with her and am confident that her leadership and deep financial background will make her a tremendous asset to our management team as we execute on our numerous growth initiatives."

"I am both honored and excited to join Kaixin as its Chief Financial Officer and be part of such an experienced and highly motivated management team," said Ms. Yang. "With Kaixin’s leadership in the premium used car dealership market, the Company is well positioned to capitalize on the fragmented used car market by leveraging its brand, scale and technology, and to deliver solid value. I am thrilled by this extraordinary opportunity and am looking forward to help lead the Company as we continue to capture opportunities in this expanding space, deepen our market penetration, and increase our profitability."

Prior to joining Kaixin, Ms. Yang served as strategic investment director and financial controller for Jomoo, a leading manufacturer and supplier of home products, such as kitchen and bathroom units, in China. Prior to that, she was chief financial officer at Wellong Etown, an internet-based logistics company. Ms. Yang has also worked at the Bank of New York Mellon as vice president and controller, where she formulated strategic financial plans, participated in asset restructurings, and worked on numerous large domestic and cross-border M&A transactions.

Ms. Yang received a master’s degree in Computer Science from Saint Joseph’s University in the U.S. She is a certified public accountant, and a member of American Institute of Certified Public Accountants (AICPA).

About Kaixin Auto Holdings

Founded in 2015 as a venture into China’s used car financing market by its corporate parent Renren Inc., Kaixin Auto Group is a leading premium used car dealership in China. Supported by the rapid growth of China’s used car market and leveraging its own hybrid business model that offers both strong online and offline presence, Kaixin has transformed from a tech-enabled financing platform into a nationwide dealer network that combines its own and affiliated dealers as well as value-added and after-sale services.

Important Notice Regarding Forward-Looking Statements

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the growth of our business, expansion into new geographic markets, maintaining and expanding our relationship with key retail partners, the financial impact of new sales contracts on our revenue, our plan to make significant capital expenditure, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to penetrate and increase the acceptance of our product in new geographic markets; to perform our agreements with customers and further develop our relationships with key retail partners; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our reliance on a few customers for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward looking statements as predictions of future events. Except as required under the securities laws of the United States, we undertake no obligation to update any forward-looking or other statements herein to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

For more information, please visit: http://ir.kaixin.com

For investor and media inquiries, please contact:

In China:
The Piacente Group, Inc.
Ross Warner
Tel: +86 (10) 6508-0677
Email: Kaixin@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Jason Finkelstein
Tel: +1-212-481-2050
Email: Kaixin@tpg-ir.com

Source: Kaixin Auto Holdings